

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

25 August 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03029577

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the announcement dated 22 August 2003 of our Company as published in the South China Morning Post in Hong Kong on 25 August 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED



Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo (please refer to our e-mail on 25 August 2003 for the enclosure)



Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

2003 INTERIM RESULTS ANNOUNCEMENT

The Directors of Shangri-La Asia Limited (the "Company") wish to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associated companies for the six months ended 30 June 2003. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Statement of Auditing Standards SAS 700 "Engagements to Review Interim Financial Reports" and by the Audit Committee of the Board of Directors. The review report of the auditors will be included in the interim report to be sent to shareholders.

Due to a change in accounting policy concerning deferred taxation on adoption of the revised Hong Kong Statement of Standard Accounting Practice No. 12 "Income Taxes" with effect from 1 January 2003, the financial statements of the previous year have been restated. Accordingly, numbers of the previous financial year where referred to for comparison purposes refer to restated numbers.

The consolidated profit attributable to shareholders for the six months ended 30 June 2003 was US$5.6 million (US0.26 cents per share) compared to US$47.9 million (US2.20 cents per share) in the same period last year.

The consolidated net asset value stood at US$2,557 million (US$1.17 per share) as at 30 June 2003 compared to US$2,558 million (US$1.17 per share) as at 31 December 2002 and the Group's net borrowings (total of bank loans, overdrafts and other borrowings less cash and bank balances) to shareholders' equity ratio was 41.1% as at 30 June 2003 compared to 39.6% as at 31 December 2002.

The Directors have declared an interim dividend of **HK6 cents** per share in cash for 2003 (2002: HK7 cents per share) payable on Tuesday, 18 November 2003, to shareholders whose names appear on the Registers of Members of the Company on Friday, 19 September 2003, with a scrip alternative to offer the right to eligible shareholders to elect to receive such interim dividend wholly or partly by allotment of new shares credited as fully paid in lieu of cash.

A circular containing details of the scrip dividend scheme together with an election form will be sent to the relevant shareholders on or about Friday, 3 October 2003. The scrip dividend scheme is conditional upon (a) the issue price of a new share to be issued pursuant thereto not being less than the nominal value of a share of the Company; and (b) the approval of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the Singapore Exchange Securities Trading Limited for the listing of and permission to deal in the new shares to be issued pursuant thereto. In the unlikely event that any of the conditions are not satisfied, shareholders will receive the interim dividend for 2003 wholly in cash.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)

		For the six months ended 30 June	
			Restated
		2003	2002
	Note	***US$'000***	*US$'000*
Turnover		**221,978**	290,206
Cost of sales		**(102,014)**	(117,616)
Gross profit		**119,964**	172,590
Other revenues		**12,529**	7,972
Marketing expenses		**(10,451)**	(12,315)
Administrative expenses		**(22,588)**	(24,929)
Other operating expenses		**(64,113)**	(64,804)
Operating profit before finance costs		**35,341**	78,514
Finance costs		**(23,232)**	(21,080)
Operating profit	*3*	**12,109**	57,434
Share of results of associated companies		**15,718**	21,688
Profit before taxation		**27,827**	79,122
Taxation	*4*	**(20,653)**	(25,209)
Profit after taxation		**7,174**	53,913
Minority interests		**(1,575)**	(5,985)
Profit attributable to shareholders		**5,599**	47,928
Interim dividend		**16,767**	19,534

Basic earnings per share	5	**US0.26 cents**	US2.20 cents
Diluted earnings per share	5	**N/A**	N/A

NOTES TO THE CONDENSED CONSOLIDATED ACCOUNTS

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the 2002 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 December 2002 except that the Group has changed an accounting policy following its adoption of the following revised SSAP 12 issued by the HKSA which became effective for accounting periods commencing on or after 1 January 2003. Certain comparative figures have also been restated to conform with the current period presentation.

SSAP 12 "Income Taxes"

In accordance with the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of certain non-current assets; and, in relation to acquisitions, on the difference between the fair values of the net assets acquired and their tax bases. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Summary of Effects of this Change in Accounting Policy:

Debit/(Credit)	Hotel properties revaluation reserve	Share of revaluation reserves in associated companies		Retained profits	Negative goodwill	Deferred taxation	Minority interests	Interests in associated companies
		Hotel properties	Investment properties					
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Accumulated effects as at 1 January 2002								
– Additional provision for net deferred tax liabilities	64.465	21,239	46,787	120,815	–	(141,591)	21,501	(133,216)
– Reduction of negative goodwill as a result of restatement of deferred tax liabilities on the date of acquisition of subsidiaries and associated companies	–	–	–	–	169,950	(169.950)	–	–
– Reversal of amortisation of negative goodwill	–	–	–	68,287	(68,287)	–	–	–
	64.465	21.239	46,787	189,102	101,663	(311,541)	21,501	(133,216)
Effects for the year ended 31 December 2002								
– (Reversal of)/additional provision for net deferred tax liabilities	(2.017)	(8.087)	(5,484)	17,285	–	(9.199)	1.411	6,091
– Reversal of amortisation of negative goodwill	–	–	–	11,330	(11,330)	–	–	–
	(2.017)	(8.087)	(5,484)	28,615	(11,330)	(9.199)	1.411	6,091
Accumulated effects as at 31 December 2002	62,448	13,152	41.303	217,717	90,333	(320,740)	22.912	(127,125)

The amount of additional provision for net deferred tax liabilities after minority interests charged to and the amount of amortisation of negative goodwill reversed from the profit and loss accounts for the six months ended 30 June 2002 were US$8,485,000 and US$5,665,000, respectively.

2. Segmental reporting

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	–	hotel ownership, operation and management
Mainland China	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
The Philippines	–	hotel ownership, operation and management
Singapore	–	hotel ownership, operation and management
	–	ownership and leasing of office, commercial and serviced apartments
Thailand	–	hotel ownership, operation and management
	–	ownership and leasing of office and commercial
Malaysia	–	hotel ownership, operation and management, golf club ownership and operation
	–	ownership and leasing of office, commercial and serviced apartments
Other countries	–	hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	–	ownership and operation of hotel business
Hotel management	–	provision of hotel management and related services
Property rentals	–	ownership and leasing of office, commercial and serviced apartments

An analysis of the Group's revenue and results for the period by geographical segments by location of assets is as follows:

Segment revenue and results ***(US$ million)***
For the six months ended 30 June 2003 (Unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	43.6	60.1	32.2	31.9	14.3	28.3	11.6	-	222.0
Inter-segment sales	1.1	3.2	1.6	0.7	0.7	0.7	0.3	(8.3)	-
Total	44.7	63.3	33.8	32.6	15.0	29.0	11.9	(8.3)	222.0
Results									
Segment results	(7.2)	15.6	6.2	(2.4)	5.0	2.6	2.7	-	22.5

Interest income									1.4
Dividend income									0.8
Net unrealised gain on other investments									9.4
Unallocated corporate expenses									(1.8)
Amortisation of negative goodwill									3.0
Operating profit before finance costs									35.3
Finance costs									(23.2)
Operating profit									12.1
Share of results of associated companies	–	15.2	–	0.3	–	(0.3)	0.5	–	15.7
Taxation									(20.6)
Minority interests									(1.6)
Profit attributable to shareholders									5.6

Segment revenue and results *(US$ million)*

For the six months ended 30 June 2002 (Unaudited)

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Turnover									
External sales	70.2	85.0	35.5	42.8	17.1	27.2	12.4	–	290.2
Inter-segment sales	2.1	4.3	2.0	1.1	0.9	0.9	0.3	(11.6)	–
Total	72.3	89.3	37.5	43.9	18.0	28.1	12.7	(11.6)	290.2
Results									
Segment results	12.2	27.4	9.3	11.5	7.4	1.1	2.7	–	71.6
Interest income									1.9
Dividend income									0.9
Net realised gain on other investments									1.1
Net unrealised gain on other investments									3.8
Unallocated corporate expenses									(2.7)

Amortisation of negative goodwill									2.7
Loss on disposal of partial interest in a subsidiary									(0.8)
Operating profit before finance costs									78.5
Finance costs									(21.1)
Operating profit									57.4
Share of results of associated companies	–	19.5	–	1.3	–	0.3	0.6	–	21.7
Taxation									(25.2)
Minority interests									(6.0)
Profit attributable to shareholders									47.9

Reconciliation of profit attributable to shareholders

For the six months ended 30 June 2002

Profit attributable to shareholders, as previously reported	62.1
Adjustment on amortisation of negative goodwill due to restatement of the fair value of deferred tax liabilities upon acquisition of subsidiaries and associated companies as required by the revised SSAP 12	(5.7)
Adjustment on additional provision for net deferred tax liabilities after minority interests as required by the revised SSAP 12	(8.5)
Profit attributable to shareholders, as restated	47.9

An analysis of the Group's turnover and results for the period by business segments is as follows:

	For the six months ended 30 June			
	2003		2002	
	Turnover	**Segment Results**	Turnover	Segment Results
	US$ million	***US$ million***	*US$ million*	*US$ million*
Hotel operation				
– Room rentals	**100.6**		140.7	
– Food and beverage sales	**92.4**		113.6	
– Rendering of ancillary services	**18.0**		24.1	
	211.0	**21.5**	278.4	64.8
Hotel management and related service fees	**11.5**	**(1.0)**	16.1	4.4
Property rentals	**7.8**	**2.0**	7.3	2.4
Elimination	**(8.3)**	**–**	(11.6)	–
	222.0	**22.5**	290.2	71.6

3. **Operating profit**

	Unaudited For the six months ended 30 June	
		Restated
	2003	2002
	US$'000	*US$'000*
Operating profit is stated after crediting and charging:		
Crediting		
Interest income	**1,402**	1,902
Dividend income from other investments	**796**	854
Amortisation of negative goodwill	**3,026**	2,750
Net realised gain on other investments	**27**	1,069
Net unrealised gain on other investments	**9,418**	3,824
Charging		
Depreciation of fixed assets	**17,385**	23,208
Discarding of fixed assets due to properties renovations	**8,682**	–
Cost of inventories sold or consumed in operation	**29,249**	34,402
Staff costs	**74,283**	81,005
Loss on disposal of partial interest in a subsidiary	**–**	795
Total finance costs	**23,918**	21,657
Less: amount capitalised	**(686)**	(577)
Net finance costs expensed	**23,232**	21,080

4. **Taxation**

	Unaudited For the six months ended 30 June	
		Restated
	2003	2002
	US$'000	*US$'000*
Hong Kong profits tax		
– Provision for the period	**216**	3,520
– Deferred	**1,901**	594
Taxation outside Hong Kong		
– Provision for the period	**3,502**	7,070
– Deferred	**9,077**	5,930
Share of taxation attributable to associated companies	**5,957**	8,095
	20,653	25,209

(a) Hong Kong profits tax is provided at 17.5% (2002: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

(d) Deferred taxation is accounted for at the current taxation rate as disclosed in note 1 above.

5. Earnings per share

(a) Basic earnings per share of US0.26 cents (2002 as restated: US2.20 cents) is calculated based on the profit attributable to shareholders of US$5,599,000 (2002 as restated: US$47,928,000) and the weighted average number of 2,179,656,182 shares (2002: 2,176,659,912 shares) in issue during the period.

(b) Diluted earnings per share is the same as the basic earnings per share as there is no dilution effect arising from the share options granted by the Company.

6. Share capital

There is no movement in the authorised and issued share capital during the period. As at 30 June 2003, the number of authorised and issued ordinary shares of HK$1 each remained at 5,000,000,000 shares and 2,179,656,182 shares respectively.

7. Transfer to/(from) reserves

	Unaudited For the six months ended 30 June	
	2003	2002
	US$'000	*US$'000*
Deficit on valuation charge against share of investment properties revaluation reserve in associated companies net of deferred tax liabilities	**(7,445)**	–
Transfer to retained profits from hotel properties revaluation reserve on disposal of partial interest in a subsidiary	–	(205)
Transfer to profit and loss account from share of investment properties revaluation reserves in associated companies on disposal of partial interest in a subsidiary	–	(27)
Exchange differences credit to exchange fluctuation reserve *(note 8)*	**1,263**	38,523

8. Exchange differences arising on translation

The amount of US$1,263,000 (2002: US$38,523,000) represents the movement of the exchange fluctuation reserve during the period. The accounts of overseas subsidiaries and associated companies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Exchange differences arising on such translation are taken directly to the exchange fluctuation reserve.

The Group has an economic hedge in terms of currency risk to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand, Mainland China and the Philippines where exchange controls apply) are immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenues in local currencies.

Details of the Group's treasury policies are stated under the section headed "Treasury Policies".

9. Contingent liabilities and charges over assets

(a) Contingent liabilities

As at 30 June 2003, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries, and which also represented the financial exposure of the Company as at 30 June 2003, amounts to US$951,288,000 (31 December 2002: US$943,729,000). A guarantee of US$29,759,000 executed by the Company in favour of a bank for securing banking facilities granted to an associated company as at 31 December 2002 has been cancelled following the full repayment of the loan.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 30 June 2003 amounts to US$19,034,000 (31 December 2002: US$44,764,000).

(iii) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract entered during the period. The maximum cumulative amount of liability under such guarantee is A$10,000,000.

(b) **Charges over assets**

As at 30 June 2003, bank loan and banking facility of a subsidiary amounting to US$12,414,000 (31 December 2002: US$12,371,000) were secured by charges over the hotel properties and other fixed assets of that subsidiary with net book values totalling US$56,985,000 (31 December 2002: US$57,537,000) and other assets totalling US$2,849,000 (31 December 2002: US$2,917,000). Bank loan of a subsidiary amounting to US$4,201,000 (31 December 2002: US$5,075,000) was secured by charges over other investment of this subsidiary with net book value totalling US$8,374,000 (31 December 2002: US$8,628,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges over assets as at 30 June 2003.

10. Commitments for capital expenditure

The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	Unaudited 30 June 2003 *US$'000*	Audited 31 December 2002 *US$'000*
Contracted but not provided for	**104,870**	86,958
Authorised by Directors but not contracted for	**353,833**	354,612
	458,703	441,570

11. Subsequent events

On 4 July 2003, the undrawn facility of US$215,000,000 under an US$400,000,000 syndicated bank loan agreement expired. As of the date of this announcement, a wholly owned subsidiary of the Group has entered into new five-year unsecured bank loan agreements totaling HK$1,600,000,000 to meet its funding requirements. The all-inclusive cost of these new bilateral loans ranges between 50 to 55 basis points over HIBOR.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

Revenues

Hotel Operation

The results for the first half of 2003 were materially adversely affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in Hong Kong, Mainland China and other countries in South East Asia.

For the first quarter 2003, the overall performance of the Group's hotels in terms of room yields ("RevPAR") was slightly ahead of last year's actual despite the threat of the Iraq war which discouraged long-haul travel. The outbreak of the SARS epidemic in late March led to an unprecedented decline in travel volumes and hotel occupancies throughout most of the South East Asian region. The situation began to gradually improve with the progressive lifting of travel warnings issued by the World Health Organization ("WHO") to the SARS affected cities/countries. Consequently, performance of the Group's hotels for the first half of 2003 was severely affected.

The key performance indicators are as follows:

	2003 Weighted Average			2002 Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong	**35**	**189**	**88**	70	182	123
Mainland China	**44**	**81**	**36**	65	84	56
Singapore	**47**	**104**	**53**	69	109	74
The Philippines	**55**	**88**	**48**	56	94	58
Malaysia	**47**	**60**	**31**	53	56	29
Thailand	**47**	**106**	**54**	60	97	69
Fiji	**53**	**88**	**46**	67	70	47
Indonesia	**35**	**91**	**27**	37	100	32
Myanmar	**33**	**37**	**12**	42	31	12

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

Apart from the fall-out of the SARS epidemic, the hotels in the Philippines continue to experience weakness in demand due to persistent security concerns and an uncertain investment climate. Likewise, the hotels in Indonesia and Yangon continue to suffer on account of the political and economic problems facing these countries.

In response to the unprecedented market situation, management took immediate actions to minimise expenditures especially salaries and wages and discretionary costs, conserve cash resources and maintain sufficient banking facilities to fund capital commitments and working capital needs. The Group has also launched aggressive marketing campaigns in conjunction with major airlines in late June to incentivise hotel stays. With the gradual restoration of flight schedules, the Group's hotels are generally experiencing good recovery in room occupancies.

Hotel Management

Due to the poor performance of the hotels, revenues of the hotel management arm of the Group recorded a 27% fall in revenues before consolidation adjustments. This caused an operating loss before consolidation adjustments of US$1.6 million being recorded for the period compared to a profit of US$3.7 million last year.

Investment Properties

The Group's principal investment properties are located in Shanghai and Beijing and owned by associated companies. The overall yields of both the commercial and office space in these two cities registered an increase during the period. Yields of commercial space registered increases ranging from 11% at the Phase I of the China World Trade Center ("CWTC") and at the Shanghai Centre to 25% at the Phase II of CWTC. Yields of office space at the Shanghai Kerry Centre registered an increase of 27% while the yields in the other properties also recorded moderate growth rates between 1% to 6%. Excepting an occupancy of 86% recorded at the CWTC, the weighted average occupancies for commercial and office space in these two cities were above 90%. However, emergence of competitive supply in serviced apartments in these two cities led to a decline in the weighted average yields in Beijing and Shanghai by 3% and 1%, respectively.

The serviced apartments in the Century Tower, Dalian recorded 12% increase in yields with the occupancy rate increasing to 55%.

Weighted average yields of the serviced apartments in Singapore increased by 3%. Yields of the commercial space (fully occupied) registered an increase by 6% while yields of the office space registered a decline by 17%.

In Kuala Lumpur, the yields of both the office space and serviced apartments registered a decline of 8%. However, the yields of the commercial space registered an increase of 3%. Yields of the office space in Bangkok registered a decline of 3%.

Consolidated Profits

Consolidated profits attributable to shareholders decreased materially from US$47.9 million in the last year to US$5.6 million largely due to the adverse impact of the outbreak of SARS on the performance of the Group's hotels. The results were also affected by the write off of the residual value of fixed assets of US$8.7 million following major renovations to the Valley Wing of the Shangri-La Hotel, Singapore.

Consolidated Net Asset Value and Gearing Ratio

With the adoption of the revised SSAP 12 (as described in detail in note 1 to the condensed consolidated accounts), the Group's net asset value as at 31 December 2002 has been reduced with additional deferred tax liabilities of US$320.7 million being recorded by way of restatement in the accounts as at 31 December 2002. The significant increase in deferred tax liabilities is due to the adoption of full provision basis on all temporary differences against partial provision basis on those timing differences expected to be reversed in the foreseeable future. Substantial amount of the additional provision relates to the full effect of temporary differences arising from depreciation of fixed assets and revaluations of the hotel and investment properties. The Group believes that most of the provisions will not crystalise in the foreseeable future and thus will not create substantial burden to the Group's operating cash flow as:

1. The temporary differences arising from depreciation of fixed assets are not expected to reverse in the foreseeable future; and

2. The temporary differences relating to the surplus arising from the revaluation will not materialise as the management intends to operate the hotel and investment properties on a long-term basis.

The deterioration in the Gearing Ratio resulted from the accounting impact of these adjustments on the Group's net asset value.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its loan agreements.

The analysis of loans outstanding as at 30 June 2003 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2003				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	–	–	874.8	38.4	913.2
Project bank loans and overdrafts	164.0	27.5	22.7	2.2	216.4
Floating rate notes	–	17.2	–	–	17.2
	164.0	44.7	897.5	40.6	1,146.8

Secured					
Project bank loans and overdrafts	6.0	–	11.4	–	17.4
Total borrowings	170.0	44.7	908.9	40.6	1,164.2
Undrawn but committed facilities					
(Bank loans and overdrafts)	281.0	2.9	26.7	32.6	343.2

Note: The undrawn but committed facilities balances included US$215.0 million facilities which expired in July 2003 but excluded HK$1,600 million new five-year facilities committed subsequent to 30 June 2003.

The currency-mix of the borrowings, and cash and bank balances as at 30 June 2003 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	923.5	11.6
In Singapore dollars	147.5	1.7
In Malaysian Ringgit	50.2	0.8
In Renminbi	33.8	17.4
In United States dollars	9.1	53.7
In Thai Baht	0.1	10.2
In Philippine Pesos	–	8.3
In Fiji dollars	–	8.6
In other currencies	–	0.2
	1,164.2	112.5

The borrowings in Hong Kong dollars, Singapore dollars, Malaysian Ringgit, United States dollars and Thai Baht are at variable rates of interest at spreads over HIBOR, Swap Rate/Money Market Rate, Cost of Funds, SIBOR and Minimum Overdraft Rate, respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 30 June 2003, of the Group's cash and bank balances, US$99.0 million (31 December 2002: US$79.9 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) **Minimise interest costs**

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group decided not to draw down the remaining undrawn facility of US$215 million which expired in early July 2003 under a US$400 million loan agreement which carried a higher interest rate. In July 2003, the Group executed an aggregate of HK$1,100 million five-year unsecured bilateral Hong Kong dollar loan agreements with individual banks. The Group executed another HK$500 million five-year unsecured bilateral Hong Kong dollar loan agreement in August 2003. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 30 June 2003, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) **Minimise currency exposure**

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the period, subsidiaries in Mainland China have obtained new bank loan facilities with an aggregate amount of Renminbi 390 million to finance project development and working capital requirements.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.

OTHER INVESTMENTS

As at 30 June 2003, the market value of the Group's investment portfolio was US$46.6 million which included an unrealised gain of US$9.4 million before adjustment of minority interests (US$9.5 million after minority interests). The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$8.4 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by that wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in it in late 1999. The

Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group. The investment portfolio also included 20,602,589 ordinary shares in Kerry Properties Limited with a market value of US$23.8 million as at 30 June 2003.

NEW PROJECTS AND RENOVATION PROGRAMMES

Construction work on the Shangri-La Hotel, Fuzhou ("SLFZ"), the Shangri-La Hotel, Zhongshan ("SLZN") and the extension of the Pudong Shangri-La, Shanghai ("SLPU") is on-going. SLZN will open for business in December 2003 while SLFZ and the extension of SLPU will open in 2005. As at 30 June 2003, the Group has already invested US$40.1 million in these projects. SLPU and SLZN have obtained project loan facilities from banks in the Renminbi equivalent of US$25.4 million and US$37.4 million, respectively. SLPU has fully utilised its available facilities while SLZN has drawn down US$4.8 million. The future incremental costs to complete these three projects, net of funding from minority shareholders, are estimated at US$158.5 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU (in respect of the extension). The master development plan for the project in Jingan Nanli, Shanghai is being finalised.

In July 2003, the Group has entered into an agreement to acquire a piece of land in Guangzhou in Mainland China at a cash consideration of US$21.7 million for the development of a hotel project. A deposit equivalent to 50% of the consideration was paid in early August.

Renovations at the Shangri-La Hotel, Kuala Lumpur and the fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao have been completed. Renovations at the Shangri-La Hotel, Bangkok, the Kowloon Shangri-La, Hong Kong, the China World Hotel, Beijing, the Shangri-La Golden Flower Hotel, Xian and the Valley Wing of the Shangri-La Hotel, Singapore are on-going and are expected to be completed before year end 2003. Renovations at the Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu and Shangri-La's Mactan Island Resort, Cebu are on-going and are expected to be completed by mid 2004. Newly commenced renovation projects at the Island Shangri-La, Hong Kong, the Edsa Shangri-La, Manila and Shangri-La's Rasa Sayang Resort, Penang are expected to be progressively completed by year end 2004. Expenditure on renovations are mainly financed by operating cash flows of the individual hotel, supplemented by locally contracted short term bank loans, where appropriate.

The development of Phase III of the CWTC complex in Beijing is still at the planning stage. The cost of the proposed development which is estimated at US$800 million will be financed by a subsidiary of China World Trade Center Ltd., an associated company of the Group, through internally and externally sourced funds. It is expected that there will be no demand on the Group's cash resources arising from this project.

MANAGEMENT CONTRACTS

The Putrajaya Shangri-La, Malaysia in Kuala Lumpur and the Shangri-La Hotel, Dubai commenced operations on 4 February 2003 and 8 July 2003, respectively. The Group signed two new hotel management contracts during the period, which included the successful rebranding of a hotel as the Shangri-La Hotel, Sydney on 1 July 2003. The other contract concerns a new development - Traders Hotel, Kuala Lumpur which is expected to open for business in 2006.

The Traders Hotel, Dubai and the Shangri-La Hotel, Zhengzhou are expected to open for business towards this year end while the Shangri-La Hotel, Maldives is expected to open by end 2004. Shangri-La's Sunny Bay Resort, Sanya, the Traders Hotel, Kunshan, the Traders Fudu Hotel, Changzhou (all located in Mainland China) and Shangri-La's Barr Al Jissah Resort , Muscat, Oman are expected to open for business in 2005.

In July 2003, the Group terminated its management contract for a Traders Hotel in Shijiazhuang, Mainland China due to a change in the ownership structure of the developer.

In August 2003, the Group signed two new management contracts – one for a hotel in Doha, Qatar to open in 2006 and a hotel in Haikou, Hainan, Mainland China, to open in 2005.

The Group does not have any equity interest in these hotels. The Group believes that these management contracts can significantly underpin the brand strength and improve returns without capital commitment.

PROSPECTS

With the lifting of travel advisories by the WHO in June, signs of a gradual recovery in air-travel and hotel occupancies have emerged. Due to the psychological impact of SARS, although it is generally expected that it may take a few months before the business returns to normalcy, occupancies at most of the Group's hotels are recovering quickly especially in the secondary cities in Mainland China. Given that the fundamentals of the Mainland Chinese economy remain very strong supplemented by growth in international arrivals and domestic travel, the Group benefits from its strong presence in Mainland China.

In addition, since most of the hotels' on-going major improvements and renovations will be completed this year end or in early 2004, the Group believes that the renovated and upgraded products should be available for sale to coincide with the anticipated turn-around in business conditions in the region.

However, the performance of the global economy and the security concerns in some of the countries in the region remain important factors affecting the performance of the Group's hotels outside Mainland China.

The performance of the Group's investment properties is expected to be relatively stable.

PERSONNEL

As at 30 June 2003, the Company and its subsidiaries had approximately 15,600 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.

SHARE OPTIONS SCHEME

According to the terms of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") and the new share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme"), options on 7,016,701 shares and 680,000 shares respectively, have so far lapsed. As of this date, the options outstanding aggregate to 24,727,845 shares and 16,460,000 shares under the Executive Option Scheme and the New Option Scheme, respectively. No new option has been granted during the period and subsequent to 30 June 2003. No option has been exercised so far.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2003.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee comprises three executive Directors and two non-executive Directors, one of them being independent. The current Committee members are Mr KUOK Khoon Loong, Edward, Mr YE Longfei, Mr KUOK Khoon Ho, Mr HO Kian Guan and Mr TOW Heng Tan.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the interim results before they were tabled for the Board's review and approval.

DIRECTOR

On 22 August 2003, Mr Roberto V. ONGPIN was appointed as a non-executive Director of the Company.

REGISTERS OF MEMBERS

The registers of members will be closed from Wednesday, 17 September 2003 to Friday, 19 September 2003, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 16 September 2003.

It is expected that the dividend warrants and/or certificates for the new shares to be issued pursuant to the scrip dividend scheme will be despatched to those entitled thereto on or about Tuesday, 18 November 2003.

By Order of the Board
Shangri-La Asia Limited
KUOK Khoon Loong, Edward
Chairman

Hong Kong, 22 August 2003

Remark: The website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) will contain all the information of the Group required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange in due course.

"Please also refer to the published version of this announcement in the South China Morning Post"